EXHIBIT 99.1

For Immediate Release	Date: May 25, 2018
18-23-TR

Teck’s 2017 Sustainability Report Investors’ Conference Call
June 12, 2018

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced the release of its 2017 Sustainability report, Horizons, which was published on Thursday, April 26, 2018.

The company will hold a conference call to discuss the Sustainability report at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Tuesday, June 12, 2018. The conference call dial-in is 416.340.2216 or toll free 866.225.0198, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com